Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 11, 2004

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on June 11, 2004, entitled "Statoil increases investment estimate for Snøhvit".

Statoil increases investment estimate for Snøhvit

Statoil ASA (OSE: STL, NYSE: STO) resolved in March to carry out an extraordinary review of the progress and economics of its Snøhvit development in the Barents Sea. The board of Statoil has been notified of the preliminary results which indicate that the project costs could rise by NOK 4-6 billion.

Statoil is still working to tow the barge-mounted processing plant from Spain's Dragados yard in Cadiz to the Melkøya site near Hammerfest in northern Norway in the summer of 2005. But the risk that regular gas deliveries could be delayed by six to 12 months in relation to the original plan has increased substantially. In the event of any delays, Statoil will ensure that the buyers of the gas receive their deliveries form other sources.

The profitability of the Snøhvit project continues to meet Statoil's requirements but its robustness has been weakened.
A detailed assessment of costs and progress will be made this autumn and the board will then handle the issue thoroughly.

Statoil's objective is to complete the project with the lowest possible increase in costs and shortest possible delays. The total investment framework for Snøhvit, excluding the liquefied natural gas carriers, could lie between NOK 49.3 billion and NOK 51.3 billion. This compares with the most recent cost estimate of NOK 45.3 billion, and the figure of NOK 39.5 billion cited in the original plan for development and operation (PDO).

'Snøhvit is one of the most extensive and technically-complex projects we've ever launched,' says Erling Øverland, acting chief executive of Statoil. 'We have underestimated its complexity and we acknowledge that the project was not sufficiently matured when the decision to develop was taken in 2001.'

The main reasons for the cost rises are:

- The project's insufficient maturity at the time when the decision to develop was taken.

- Lacking and delayed deliveries of drawings and materials from the main contractor.

- Late mobilisation and poor productivity at the main yard.

- Tests carried out in May 2004 show that key refrigeration compressors have to be modified to meet the specifications.

Statoil is now intensifying its work to gain further effects from the measures already put into action. The most important measures are:

- Statoil has taken over leadership at the construction sites.

- The main contractor has supplemented its own organisation with external engineers and outsourced parts of the work to other suppliers.

- The agreement with Dragados has been renegotiated in order to ensure tow-out of the barge in the summer of 2005.

- Investment has been made in improvement measures at the Dragados yard in order to facilitate a greater degree of parallel activities.

- A team of experts has been appointed to solve the compressor problems.

In addition, Statoil is preparing the extra work which will have to be transferred to Melkøya as a result of delays.

Experience from this demanding project will be actively utilised to strengthen the quality of future Statoil ventures. For this reason, the group intends to carry out a thorough review of all the factors involved in the planning, organisation and execution of its major developments.

'Snøhvit is the first offshore project in the Barents Sea, and the first liquefied natural gas scheme in Europe,' Mr Øverland notes. 'Development of this field opens a completely new area of the Norwegian continental shelf, as well as new market opportunities for gas from Norway.

'Our confidence that this is a forward-looking project has not been weakened, even though it is deeply regrettable that we have had to revise the investment estimate and schedule.

'Viewed overall, the development involves the application of new technology which will be crucial for a future commitment to oil and gas in the far north and internationally.'

The Snøhvit licensees are: Statoil with 33.53 per cent, Petoro (30), Total (18.4), Gaz de France (12), Amerada Hess (3.26) and RWE Dea (2.81).

Further information from:

Wenche Skorge, vice president for public affairs, +47 91 87 07 41 (mobile), +47 51 99 79 17 (office)

Kristofer Hetland, public affairs manager, +47 47 90 50 19 37 (mobile), +47 47 51 99 47 00 (office)

Mari Thjømøe, vice president for investor relations, +47 90 77 78 24 (mobile), +47 51 99 77 90 (office)

Thore E Kristiansen, vice president for investor relations in USA, +47 91 66 46 59 (mobile), +1 203 97 86 950 (office)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: June 11, 2004	By:	/S/ Eldar Sætre Eldar Sætre Acting Chief Financial Officer